FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              As at March 31, 2003

                              CIK Number 0001164771


                         NORTHERN DYNASTY MINERALS LTD.
           ----------------------------------------------------------

            1020 - 800 West Pender Street, Vancouver, Canada V6C 2V6
           ----------------------------------------------------------
                    (Address of principal executive offices)


           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

           Indicate by check mark if the registrant is submitting the
              Form 6-K in paper as permitted by Regulation S-T Rule
                                 101(b)(1): [ ]


              Note: Regulation S-T Rule 101(b)(1) only permits the
       submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


           Indicate by check mark if the registrant is submitting the
              Form 6-K in paper as permitted by Regulation S-T Rule
                                 101(b)(7): [ ]


  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
      Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]
  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                                   Signatures
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          ----------------------------
                                  (Registrant)

                              /s/ Jeffrey R. Mason
                          ----------------------------
                                Jeffrey R. Mason
                Director, Chief Financial Officer and Secretary

                               Date: May 31, 2003

* Print the name and title of the signing officer under his signature.

                         NORTHERN DYNASTY MINERALS LTD.
                                QUARTERLY REPORT
                                 MARCH 31, 2003
--------------------------------------------------------------------------------


                       MANAGEMENT DISCUSSION and ANALYSIS

Northern Dynasty is a mineral exploration company focussed on the Pebble Project, located 380 km southwest of Anchorage, Alaska.

Northern Dynasty acquired the Pebble Project through two options from Teck Cominco American Incorporated ("Teck Cominco") through an assignment agreement with Hunter Dickinson Group Inc. ("HDG"), a non-arms-length party, in October 2001. Northern Dynasty was assigned an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options. The first option enables Northern Dynasty to purchase the 36 claims covering the Pebble deposit (the "Resource Lands") by paying Teck Cominco US$10 million in cash or shares with the same cash equivalency prior to November 30, 2004, and purchasing the 20% HDG interest in shares at its independently appraised value. Northern Dynasty also has the right under a second option to earn a 50% interest in the surrounding "Exploration Lands" by purchasing the Resource Lands under the first option and completing 60,000 feet of drilling (36,353 feet has been completed to date) on the Exploration Lands before November 30, 2004. When the required drilling is completed, Teck Cominco can either elect to match the Company's future expenditures by forming a 50:50 joint venture or sell its 50% interest in the Exploration Lands to Northern Dynasty for US$4 million and a 5% net profits interest.

Exploration at Pebble has identified a large, northeast-trending mineralized system that is defined by an 89 square km Induced Polarization ("IP") chargeability anomaly associated with a multi-phase intrusive complex. In the northeast segment of this system, Teck Cominco discovered the billion tonne Pebble porphyry copper-gold deposit over a 1.7 square kilometre area.

In May through August 2002, Northern Dynasty completed a Phase One drilling program on the property, involving 68 holes totalling 11,306 m (37,093 feet), to commence testing of the many targets within the large hydrothermal system. All but one of these holes was drilled on the Exploration Lands. The program was highly successful and resulted in the discovery of a new porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn and several high-grade gold veins.

In August 2002, Northern Dynasty re-logged 104 holes previously drilled at the Pebble deposit and developed a geological model for the deposit. The modeling revealed several priority areas within and adjacent to the deposit that have high potential to host substantial volumes of additional good-grade mineralization. These include two newly identified granodiorite porphyry stocks where good-grade gold-copper stockworks have been encountered in limited previous drilling. Further opportunities to increase the currently outlined mineral resource (both in terms of grade and tonnage) for the deposit include drilling angle holes across the northeast trending deposit; closer spaced holes (current hole spacing ranges from 100 to 250 m throughout much of the deposit, increasing up to 300 m near the margins of the area drilled); deeper holes (current hole depths in the deposit are variable, generally extending only to depths of 125 - 250 m, many of which bottomed in mineralization); and step out holes (the deposit is open ended to the northeast and southwest).

In early 2003, Northern Dynasty commissioned an independent mineral resource estimate of the Pebble deposit by engineering firm Snowden Mining Industry Consultants Inc. ("Snowden") of West Perth, Australia. Inferred Mineral Resources estimated by Snowden for the deposit are 1.0 billion tonnes grading 0.61% copper-equivalent (0.40 g Au/t, 0.30% Cu, and 0.015% Mo above a cut-off grade of 0.30% Cu-equivalent)1. Snowden also estimated that the Pebble deposit contains significant amounts of higher-grade mineralization: 141 million tonnes of 0.97% copper-equivalent (0.67 g Au/t, 0.48% Cu and 0.019% Cu at a cut-off grade of 0.80% Cu-equivalent). The independent qualified person for the resource estimate was Paul Blackney, B.Sc. (Hons.), MAusIMM, MAIG, of Snowden. Details are provided in a May 2003 technical report filed on www.sedar.com.

The Company is currently formulating plans for Phase Two drilling. The program is being designed to expand and delineate the good-grade gold-copper-molybdenum portions within the Pebble porphyry deposit, as well as the significant new porphyry, skarn and vein discoveries made by Northern Dynasty during its Phase One program. Additional drilling is also being planned to expand and delineate test new high-grade and bulk tonnage, gold-only targets, and to assess the potential for additional porphyry deposits within several untested, large-scale IP chargeability anomalies on the property.

Market Trends

The price of gold increased significantly in 2002, averaging about US$309/oz. Gold prices, although volatile, have continued to improve in 2003, averaging about US$346/oz for the year to date.

Copper is currently trading at about US$0.74/lb. Prices are projected to increase to about US$0.90/lb by 2004.

Financial review

On January 14, 2003, Northern Dynasty completed a private placement by issuing 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was comprised of one flow-through common share and one two-year non flow-through share purchase warrant. Each warrant entitles the investor to purchase one common share at a price of $0.60 for two years until January 14, 2005. The non flow-through units were comprised of one common share and one two-year share purchase warrant with the same warrant terms. Net proceeds were $812,065.

At the end of the first fiscal quarter of 2003, Northern Dynasty had working capital of $438,155, as compared to $496,048 at the end of fiscal 2002 year.
Management is targeting additional sources of equity financing to provide adequate working capital for ongoing operations and proposed exploration programs for 2003. Northern Dynasty had 17,229,223 common shares issued and outstanding at March 31, 2003.

Results of Operations

Expenses in the first quarter of fiscal decreased to $236,848 as compared to $999,986 spent in the prior quarter and $818,437 spent in the first quarter of 2002. The decrease is due mainly to lower exploration expenditures in the first quarter of fiscal 2003; exploration costs were higher in the prior quarter and in the first quarter of fiscal 2002 when option payments were made. The main exploration expenditure in the current quarter was for engineering, largely related to a payment of $16,650 to Snowden for the independent resource estimate and report on the Pebble deposit. The cost of salaries and benefits decreased from the prior quarter when the years' stock option compensation was applied, but is higher than in the same quarter in 2002 due to routine wage increases for administrative staff.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with the Company that carries out geological, corporate development, shareholder communications, administration and other management activities for, and incurs third party costs on behalf of, the Company. HDI is reimbursed on a full cost-recovery basis. In the quarter ending March 31, 2003, Northern Dynasty paid $110,856 to HDI as compared to $313,048 in the previous quarter.


--------
1 Copper and gold equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold, copper, and gold-equivalent represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries of gold and copper. Molybdenum recovery was assumed to be 60%.

                         NORTHERN DYNASTY MINERALS LTD.
                        CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED MARCH 31, 2003

                         (Expressed in Canadian Dollars)

                                   (Unaudited)

NORTHERN  DYNASTY  MINERALS  LTD.
Consolidated  Balance  Sheets
(Expressed  in Canadian Dollars)


                                                                                                          March             December
                                                                                                       31, 2003             31, 2002
                                                                                                    (unaudited)            (audited)
                                                                                                    ------------       ------------
Assets

Current assets
   Cash and equivalents ......................................................................      $    299,995       $    424,152
   Amounts receivable and prepaids ...........................................................           152,268            178,834
   Balances receivable from related parties (note 8) .........................................            16,752             79,350
                                                                                                    ------------       ------------
                                                                                                         469,015            682,336

Equipment (note 4) ...........................................................................             2,670              2,813
                                                                                                    ------------       ------------
                                                                                                    $    471,685       $    685,149
                                                                                                    ============       ============

Liabilities and Shareholders' Equity

Current liabilities
   Accounts payable and accrued liabilities ..................................................      $     27,436       $    174,559
   Balances payable to related parties (note 8) ..............................................             3,424             11,729
                                                                                                    ------------       ------------
                                                                                                          30,860            186,288
                                                                                                    ------------       ------------

Shareholders' equity
   Share capital (note 7) ....................................................................        11,853,882         11,035,977
   Subscriptions received ....................................................................              --              650,000
   Contributed surplus (note 7(e)) ...........................................................            18,456             13,271
   Deficit ...................................................................................       (11,431,513)       (11,200,387)
                                                                                                    ------------       ------------
                                                                                                         440,825            498,861
Nature of operations (note 1)
Commitments (note 11)
Subsequent events (note 7(c), 7(d), and 12)
                                                                                                    ------------       ------------
                                                                                                    $    471,685       $    685,149
                                                                                                    ============       ============

The accompanying notes are an integral part of these consolidated financial statements


Approved by the Board of Directors


/s/ Ronald W. Thiessen                                      /s/ Jeffrey R. Mason

Ronald W. Thiessen                                          Jeffrey R. Mason
Director                                                    Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

                                                                                                 Three months ended March 31
                                                                                          ------------------------------------------
                                                                                                  2003                         2002
                                                                                          ------------                 -------------
Expenses
   Conference and travel .................................................                $      6,450                 $      8,202
   Depreciation ..........................................................                         143                          180
   Exploration (note 6) ..................................................                     137,960                      711,313
   Legal, accounting and audit ...........................................                         610                       26,383
   Office and administration (note 7(d)) .................................                      55,941                       39,066
   Shareholder communication .............................................                      28,167                       21,942
   Trust and filing ......................................................                       7,577                       11,351
                                                                                          ------------                 -------------
                                                                                               236,848                      818,437
                                                                                          ------------                 -------------
Other items
   Foreign exchange gain (loss) ..........................................                       3,576                       (2,314)
   Interest income .......................................................                       2,146                        7,950
                                                                                          ------------                 -------------
                                                                                                 5,722                        5,636
                                                                                          ------------                 -------------
Loss for the period ......................................................                $   (231,126)                $   (812,801)
                                                                                          ------------                 -------------
Weighted average number of
   common shares outstanding .............................................                  16,978,445                    9,428,765
                                                                                          ------------                 -------------

Basic and diluted loss per share .........................................                $      (0.01)                $      (0.09)
                                                                                          ============                 =============


Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

                                                                                                  Three months ended March 31
                                                                                           -----------------------------------------
                                                                                                   2003                         2002
                                                                                           ------------                -------------
Deficit, beginning of period ...........................................                  $(11,200,387)                $ (6,087,894)
Loss for the period ....................................................                      (231,126)                    (812,801)
                                                                                          ------------                  ------------
Deficit, end of period .................................................                  $(11,431,513)                $ (6,900,695)
                                                                                          ============                  ============

The accompanying notes are an integral part of these consolidated financial statements


NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)


                                                                                                    Three months ended March 31
                                                                                               ------------------------------------
Cash provided by (applied to):                                                                        2003                     2002
                                                                                               -----------              -----------

Operating activities
  Loss for the period ............................................................             $  (231,126)             $  (812,801)
  Item not involving cash
    Depreciation .................................................................                     143                      180
    Stock-based compensation .....................................................                   5,185                     --
Changes in non-cash working capital items
    Amounts receivable and prepaids ..............................................                  26,566                   (9,988)
    Accounts payable and accrued liabilities .....................................                (147,123)                (151,516)
    Balances receivable from and payable to related parties ......................                  54,293                 (426,605)
                                                                                               -----------              -----------
                                                                                                  (292,062)              (1,400,730)
                                                                                               -----------              -----------
Financing activities
   Common shares issued for cash, net of issue costs .............................                 817,905                  974,467
   Subscriptions received ........................................................                (650,000)                 270,000
                                                                                               -----------              -----------
                                                                                                   167,905                1,244,467
                                                                                               -----------              -----------
Decrease in cash and equivalents .................................................                (124,157)                (156,263)
Cash and equivalents, beginning of period ........................................                 424,152                2,044,956
                                                                                               -----------              -----------
Cash and equivalents, end of period ..............................................             $   299,995              $ 1,888,693
                                                                                               ===========              ===========

The accompanying notes are an integral part of these consolidated financial statements.


NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended March 31, 2003
(Expressed in Canadian Dollars)

--------------------------------------------------------------------------------


1.   CONTINUING OPERATIONS

     Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Alaska, USA.

     These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.   BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

     In October, 2001, the Company incorporated a subsidiary, Northern Dynasty Mines Inc., under the laws of the State of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated.

3.   SIGNIFICANT ACCOUNTING POLICIES

(a)  Cash and equivalents

     Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(b)  Equipment

     Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)  Mineral property interests

     The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

     Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production. Exploration costs and option payments are expensed in the period incurred.

     Administrative expenditures are expensed in the period incurred.

(d)  Share capital

     Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

     The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital, and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

     Share issue costs are deducted from share capital.

(e)  Stock-based compensation plan

     The Company has a stock-based compensation plan, as described in note 7(d). Effective January 1, 2002, the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

     The Company has adopted the fair market value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors, and consultants is recorded as an expense over the period the options are vested, based on the estimated fair value at the measurement date using a fair value pricing model.

(f)  Foreign currency translation

     All of the Company's foreign subsidiaries are considered integrated.

     Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

     Foreign exchange gains or losses are expensed.

(g)  Income taxes

     The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

     The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(h)  Loss per share

     Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

     Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

     Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(i)  Fair value of financial instruments

     The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(j)  Change in Accounting Policy - Stock-Based Compensation

     Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employees awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however pro-forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented if applicable.

     Prior to the adoption of the new standard, no compensation expense was recorded for the Company's stock-based incentive plans when the options were granted. Any consideration paid by those exercising stock options was credited to share capital upon receipt.

     The new Recommendations were applied prospectively. The adoption of this new standard resulted in no changes to amounts previously reported.

(k)  Use of estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, the rates for the depreciation of equipment, and the assumptions used in determining stock-based compensation. Actual results could differ from those estimates.

(l)  Comparative figures

     Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.


4.   EQUIPMENT

                                                          Accumulated  Net Book
                                                   Cost  Depreciation     Value
                                                -------  ------------- --------
     March 31, 2003
        Site equipment ......................   $15,387      $14,697    $   690
        Vehicles ............................     4,335        4,246         89
        Computer equipment ..................     2,488          597      1,891
                                                -------      -------    -------
                                                $22,210      $19,540    $ 2,670
                                                =======      =======    =======

     December 31, 2002
        Site equipment ......................   $15,387      $14,660    $   727
        Vehicles ............................     4,335        4,239         96
        Computer equipment ..................     2,488          498      1,990
                                                -------      -------     -------
                                                $22,210      $19,397     $ 2,813
                                                =======      =======     =======

5.   MINERAL PROPERTY INTERESTS

(a)  Pebble Property

     On November 1, 2001, the Company acquired the rights to two options granted by Teck Cominco American Incorporated ("Teck Cominco") respecting its Pebble property in southwestern Alaska.

     The two options granted by Teck Cominco were acquired by the Company through an agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company which is related by virtue of certain directors in common. The Company has been assigned, at HDGI's cost, an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options. HDGI's costs ($584,655) include the staking of 134 claims to expand the property along with 30 km of induced polarization surveying over the new claims.

     The first option enables the Company to explore the Pebble property for more than 2 years prior to electing to purchase a 100% interest in the Pebble deposit, free from any underlying royalty. This option was extended by one year in an agreement dated December 19, 2002 whereby the Company issued Teck Cominco 200,000 shares for the one year deferral. The Company can elect to (a) purchase the 36 claims covering the Pebble deposit by paying Teck Cominco US$10 million, in cash or shares with the same cash equivalency, prior to November 30, 2004, and (b) to purchase the 20% HDGI interest in shares at its independently appraised value. If the Company elects to issue shares to Teck Cominco in lieu of cash, the Company will manage the sale of any shares that Teck Cominco wishes to sell. Any excess of Teck Cominco's resale proceeds will be credited against future option requirements and any share resale shortfall must be made up by the Company to maintain the option. Interim payments to Teck Cominco were also required, including US$250,000, in cash or stock with the same cash equivalency, prior to December 31, 2001 (which was paid), plus 500,000 two-year share purchase warrants exercisable at $0.75 (which were issued on December 31, 2001) and a cumulative total of 1,000,000 shares (500,000 were issued on March 27, 2002 and 500,000 were issued on December 19, 2002) and 750,000 warrants (500,000 were issued on March 27, 2002 exercisable at $1.15 and 250,000 were issued on December 31, 2002 exercisable at $0.60) in two tranches before December 31, 2002. If the Company purchases the Resource Lands under the first option, it also has the right under the second option to earn a 50% interest in the adjacent Exploration Lands by completing 60,000 feet (to date 37,093 feet has been completed) of drilling before November 30, 2004, with two one-year extensions available for 100,000 shares each. Upon the Company completing the drilling, Teck Cominco can either match the Company's future expenditures by forming a 50:50 joint venture, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and a 5% net profits interest.

(b)  Pickle Lake Joint Venture

     The Company holds a 37.5% participating joint venture interest, subject to a 2.5% Net Profits Interest ("NPI") held by the original owners, in mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. The Company continues to maintain these claims in good standing.

(c)  Little Bald Mountain

     The Company holds an 8.1% NPI interest in the Little Bald Mountain ("LBM") property in Nevada, USA, which may be acquired by Placer Dome U.S. Inc. by annual election for an option payment of $1,500,000 before December 1995, escalating by $500,000 for each successive year thereafter. The option expires on December 31, 2003.

6.   EXPLORATION EXPENSES

                                                 Three months ended March 31
                                                 ---------------------------
     Pebble Property                                   2003            2002
                                                  ----------     ----------

     Assay and analysis .....................     $    8,897     $   18,797
     Drilling ...............................           --            4,389
     Engineering ............................         31,713          1,265
     Environmental and land fees ............         43,017         10,044
     Geological .............................         35,223         75,648
     Graphics ...............................          7,731         20,066
     Option payments ........................           --          575,000
     Site activities ........................         11,379          6,104
                                                  ----------     ----------
     Incurred during the period
       (to statement of operations)..........        137,960        711,313
     Cumulative exploration expenses,
         beginning of period ................      5,498,330      1,168,394
                                                  ----------     ----------
     Cumulative exploration expenses,
         end of period ......................     $5,636,290     $1,879,707
                                                  ==========     ==========


7.   SHARE CAPITAL

(a)  Authorized share capital

     The Company's authorized share capital consists of 100,000,000 common shares, without par value.

(b)  Issued and outstanding common shares


                                                        Number
     Common shares issued:                           of Shares        Amount
                                                    ----------    ----------

     Balance, December 31, 2001 ................     9,292,455   $ 7,907,717
          Private placement (net of issue costs)     1,176,470       391,317
          Private placement (net of issue costs)     2,000,000       890,700
          Private placement (net of issue costs)       197,548       189,793
          Share purchase options exercised .....       214,018        87,557
          Property option payments (note 5(a)) .     1,200,000       995,000
          Share purchase warrants exercised ....     1,325,000       530,000
          Share purchase options exercised .....       109,732        43,893
                                                    ----------    ----------

     Balance, December 31, 2002 ................    15,515,223    11,035,977
          Share purchase options exercised
            (note 7(d)) ........................        14,000         5,840
          Private placement January 2003,
            net of issue costs (i) .............     1,700,000       812,065
                                                    ----------    ----------
     Balance, March 31, 2003 ...................    17,229,223    11,853,882
                                                    ==========    ==========

     (i) On January 14, 2003, the Company completed a private placement by issuing 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was comprised of a flow-through common share and a two-year non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.60 until January 14, 2005. The non flow-through units were comprised of one common share and one two-year share purchase warrant with the same warrant terms. As at December 31, 2002, the Company had received $650,000 for the entire flow-through portion of the private placement (note 11).


(c)  Share purchase warrants

     The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended March 31, 2003 is:


                                               Exercise     Dec. 31                                    Expired/       March 31,
     Expiry date                                  Price        2002         Issued      Exercised     Cancelled            2003
     -----------                              ---------  ----------     ----------      -------       ---------      ----------
     July 16, 2003 .....................      $    0.40     775,000           --             --             --          775,000
     December 27, 2003 .................      $    1.15     197,548           --             --             --          197,548
     December 31, 2003 .................      $    0.75     500,000           --             --             --          500,000
     February 20, 2004(i) ..............      $    0.45   1,176,470           --             --             --        1,176,470
     March 27, 2004 ....................      $    1.15     500,000           --             --             --          500,000
     April 19, 2004(i) .................      $    0.62   2,000,000           --             --             --        2,000,000
     December 31, 2004 .................      $    0.60     250,000           --             --             --          250,000
     January 14, 2005 ..................      $    0.60        --        1,700,000           --             --        1,700,000
                                                         ----------     ----------      -------        --------      ----------
                                                          5,399,018      1,700,000           --             --        7,099,018

     Weighted average exercise price                     $     0.63     $     0.60      $    --        $    --       $     0.62
                                                         ==========     ==========      =======        ========      ==========

     (i) Subsequent to March 31, 2003, 147,000 share purchase warrants were exercised at $0.45, 100,000 share purchase warrants were exercised at $0.62, and 575,000 share purchase warrants were exercised at $0.40.

(d)  Share purchase option compensation plan

     The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 2,600,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days after the date of retirement, at management's discretion and in the case of death; they terminate at the earlier of one year after the date of death or the expiry date of the options.

     The continuity of share purchase options for the period ended March 31, 2003 is:
8

                                                      Exercise    Dec. 31                               Expired /     March 31,
     Expiry date                                         Price       2002      Granted    Exercised     Cancelled          2003
     -----------                                      --------  ---------    ---------    ---------     ---------     ---------

     February 12, 2003 ...........................    $  0.43       8,000         --         (8,000)          --           --
     May 15, 2004(i) .............................    $  0.40   1,070,250         --         (6,000)          --      1,064,250
     December 20, 2004 ...........................    $  0.50     119,000         --           --             --        119,000
                                                                ---------    ---------    ---------     ----------    ---------
                                                                1,197,250         --        (14,000)          --      1,183,250

     Weighted average exercise price .............              $    0.42    $    --      $    0.42     $     --      $    0.42
                                                                =========    ========     =========     ==========    =========

     (i) Subsequent to March 31, 2003, 7,500 share purchase options were exercised at $0.40.

     The exercise prices of all share purchase options granted during 2002 were equal to the market price at the grant date. The estimated fair value of all options granted to non-employees during 2002 have been reflected in the statement of operations as follows:

     Office and administration .......................................   $5,185
                                                                         ------
     Total stock-based compensation cost recognized in operations, ..    $5,185
     credited to contributed surplus                                     ======


     The weighted-average assumptions used to estimate the fair value of options granted during 2002 were:

     Risk-free interest rate .........................                    3%
     Expected option life ............................               2 years
     Vesting period ..................................            0-6 months
     Expected price volatility .......................                   40%
     Expected dividend yield .........................                   nil

     Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

     The Company did not issue any stock-based compensation to directors, officers or employees during the period. Accordingly, there is no pro forma disclosure required.

(e)  Contributed surplus

      Balance, December 31, 2001 and 2000 .................   $  --

      Changes during 2002:
        Non-cash stock-based compensation to non-employees     13,271
                                                              -------
      Contributed surplus, December 31, 2002 ..............   $13,271

      Changes during 2003:
         Non-cash stock-based compensation to non-employees     5,185
                                                              -------
      Contributed surplus, March 31, 2003 .................   $18,456
                                                              =======


8.   RELATED PARTY TRANSACTIONS AND BALANCES

                                                                       Three          Year
                                                                months ended         ended
                                                                   March 31,  December 31,
     Transactions                                                       2003          2002
     ------------                                               ------------  ------------
     Services rendered and expenses reimbursed

          Hunter Dickinson Inc. (a) ...........................   $  110,856    $1,227,425
          Hunter Dickinson Group Inc. (b) .....................        3,200        28,698
                                                                  ==========    ==========

                                                                       March      December
     Balances receivable (payable)                                  31, 2003      31, 2002
     ----------------------------                                 ----------    ----------

          Hunter Dickinson Inc. (a) ...........................   $   16,752    $   79,350
          Hunter Dickinson Group Inc. (b) .....................       (3,424)      (11,729)
                                                                  ==========    ==========

     (a) Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost-recovery basis pursuant to an agreement dated December 31, 1996. The balance receivable from HDI has resulted from advances by the Company for such services to be rendered.

     (b) Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company. The balances payable to HDGI have resulted from the services rendered to, but not yet paid for by, the Company.


9.   INCOME TAXES

     As at December 31, 2002, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered likely that these amounts will be utilized. The following non-capital and capital losses, approximately, are available to reduce future taxable income:

     Expiry Date
     -----------
     2003                                                            $   64,000
     2004                                                                53,000
     2005                                                                54,000
     2006                                                                  --
     2007                                                                  --
     2008                                                                25,000
     2009                                                               306,000
     2010                                                               799,000
                                                                     ----------
     Total non-capital losses                                         1,301,000
     Capital loss carried forward                                     2,091,500
     Excess of aggregate tax cost of equipment over net book value         --
                                                                     ----------

     Total losses and excess equipment tax costs available           $3,392,500
                                                                     ==========


10.  SEGMENTED INFORMATION

     The Company operates in a single reportable operating and geographic segment, the exploration and development of mineral properties in Alaska, USA.


11.  COMMITMENTS

     At March 31, 2003, the Company is committed to incur prior to December 31, 2003, on a best-efforts basis, a total of $650,000 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds were received on December 31, 2002 (note 7(b)), and renounced to subscribers on that date.


12.  SUBSEQUENT EVENTS

     Subsequent to March 31, 2003, the Company:

     (a) issued 822,000 common shares pursuant to the exercise of warrants (note 7(c)), and

     (b) issued 7,500 common shares pursuant to the exercise of share purchase options (note 7(d)).